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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                     FORM 15


Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                          Commission File Number 1-9358

                       Petroleum Heat and Power Co., Inc.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)

       2187 Atlantic Street, Stamford, CT 06902            (203) 325-5400
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   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                              Class A Common Stock
                              Class B Common Stock
                  12 7/8% Series A Exchangeable Preferred Stock
                  12 7/8% Series B Exchangeable Preferred Stock
                         9 3/8% Subordinated Debentures
                           10 1/8% Subordinated Notes
                         12 1/4% Subordinated Debentures
            --------------------------------------------------------
            (Title of each class of securities covered by this Form)

                                      NONE

       (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

        Rule 12g-4(a)(1)(i)    [X]            Rule 12h-3(b)(1)(ii)   [ ]
        Rule 12g-4(a)(1)(ii)   [ ]            Rule 12h-3(b)(2)(i)    [ ]
        Rule 12g-4(a)(2)(i)    [ ]            Rule 12h-3(b)(2)(ii)   [ ]
        Rule 12g-4(a)(2)(ii)   [ ]            Rule 15d-6             [ ]
        Rule 12h-3(b)(1)(i)    [X]

Approximate number of holders of record as of the certification or notice date:

Class A Common Stock have 0 holders
Class B Common Stock have approximately 75 holders
12 7/8% Series A Exchangeable Preferred Stock have 0 holders 12 7/8% Series B Exchangeable Preferred Stock have 0 holders 9 3/8% Subordinated Debentures have approximately 25 holders 10 1/8% Subordinated Notes have approximately 54 holders
12 1/4% Subordinated Debentures have approximately 58 holders

Pursuant to the requirements of the Securities Exchange Act of 1934 Petroleum Heat and Power Co., Inc. has caused this certification / notice to be signed on its behalf by the undersigned duly authorized person.

DATE:   March 29, 1999         By: /s/ Irik P. Sevin
        --------------             -----------------
                                       Irik P. Sevin

                               Chairman of the Board, Chief Executive Office and Chief Financial and Accounting Officer